SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-14485

TELE SUDESTE CELLULAR HOLDING COMPANY

(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7o andar

22250-040 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE SUDESTE CELLULAR HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Tele Sudeste Celular Participações S.A.—The Minutes of the 64th Board of Directors’ Extraordinary Meeting” dated February 24, 2003.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

The Minutes of the 64th Board of Directors’ Extraordinary Meeting

February 24, 2003 (02 pages)

For more information, please contact:

Charles E. Allen

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.com.br

(São Paulo—Brazil), (February 24, 2003) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) hereby informs the Minutes of the 64th Board of Directors’ Extraordinary Meeting held on February 19, 2003:

1.    Date, Time and Venue of the Meeting: February 19, 2003, at 02:00 p.m., at Praia de Botafogo #501, 7th Floor, in the Capital of the State of Rio de Janeiro.

2.    Meeting Board Composition: Felix Pablo Ivorra Cano – President of the Council and Evandro Luis Pippi Kruel – Secretary.

3.    Assembling: The meeting started with the presence of counselors that subscribe this minute and after it was verified that the quorum was in accordance to the Company’s By-laws.

4.    Agenda and Deliberations:

4.1 The analysis of the proposal to the increase of the share capital for the capitalization of the fiscal gain resulted from the corporate restructuring process: following the appreciation of the Auditing Committee, the proposal of the capitalization of the fiscal gain resulted from the corporate restructuring process that happened in three steps during the period from October to November in 2000 was analyzed and approved. This restructuring process involved the Company as well as its controlling and controlled companies all in accordance with the relevant facts published on October 11, 2000, on November 14, 2000 and on December 4, 2000.

The amortization of the goodwill resulted from the corporate restructuring process caused a fiscal gain of R$93,516,558.61 (ninety three million, five hundred and sixteen thousand, five hundred and fifty eight reais and sixty one cents), representing credit to the controlling shareholders, Sudestecel Participações S.A. and Tagilo Participações Ltda., which will be used for this increase of the share capital. The Company will issue new common shares according to the article #171 of the Law #6,404/76, which guarantees the preference right. The resources generated from eventual exercises of the preference right should be credited to Sudestecel Participações S.A. and Tagilo Participações Ltda.

The terms and conditions for the issuance are as follows:

1.	TOTAL VALUE OF THE SHARES SUBSCRIPTION AND THE INCREASE OF THE SHARE CAPITAL

R$93,516,558.61 (ninety three million, five hundred and sixteen thousand, five hundred and fifty eight reais and sixty one cents)

2.	AMOUNT AND TYPE OF SHARES TO BE ISSUED

18,591,761,155 (eighteen billion, five hundred and ninety one million, seven hundred and sixty one thousand and one hundred and fifty five) book-entry common shares with no par value.

3.	ISSUANCE PRICE

R$5,03 (five reais and three cents) per lot of thousand common shares.

1

The issuance price of the shares (common) corresponds to the weighted average trading price of the last 20 trading days at Bovespa, immediately prior February 12, 2003, inclusive.

4.	DIVIDENDS

The new shares issued will have the right to receive the dividends and/or the interest on the Company’s net worth declared for the year 2003.

5.	PERIOD TO EXERCISE THE PREFERENCE RIGHT

Starting: February 21, 2003                                 Ending: March 22, 2003

6.	PROPORTION FOR THE SUBSCRIPTION RIGHT

In order to determine the amount of shares that the shareholder can subscribe, the amount of shares that the shareholder holds on February 19, 2003 should be multiplied by the following figures:

Type of shares	Figure	Type to be subscribed
Common	0.044906935224	Common
Preferred	0.044906935224	Common

7.	PAYMENT

In cash, at the moment of the subscription act.

8.	AUTHORIZATION FOR THE SUBSCRIPTION

8.1. The shareholders to be entitled the right to the subscription are those who have acquired the shares up to February 19, 2003. The shares acquired from February 20, 2003 on, will be considered ex-subscription right.

8.2. ADR’s holders: The new shares will not be registered under the Securities Act of 1933 and can not be offered or sold in the United Stated or to North American citzens.

8.3. The shareholders who prefer to negotiate their subscription rights during the period to exercise the preference right should request the document to transfer the rights that will be issued by the depositary entity of the book entry shares, Banco Real, or by the Custodians (Stock Exchanges).

8.4. The Custodians will be able to subscribe the shares on their own behalf, in the proportion of the rights corresponding to the amount of shares in custody.

9.	LEFTOVERS

There will be no leftovers.

5.    Closing of the Meeting: At the end of the meeting, in the absence of any further subjects to be discussed, this minute was approved and signed by the counselors and the secretary and will henceforth be contained in the meeting log.

Signatures:

Félix Pablo Ivorra Cano—President, and President of the Board of Directors

Fernando Xavier Ferreira—Vice-President of the Board of Directors

Paulo César Pereira Teixeira—Counselor

Kazuo Moriya—Counselor

Counselors represented by Mr. Félix Pablo Ivorra Cano: Oliver Alexander Flögel, Luis Lada Diaz and Ernesto Lopez Mozo.

Evandro Luíz Pippi Kruel—Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELLULAR HOLDING COMPANY
Date: February 24, 2003.	By:	/S/ CHARLES E. ALLEN
		Name:	Charles E. Allen
		Title:	Investor Relations Director